Exhibit 99.2

BLUE MOON METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

The following management discussion and analysis (“MD&A”) of Blue Moon Metals Inc. (“Blue Moon” or the “Company”) has been prepared as of November 12, 2026, and provides an analysis of the Company’s results of operations for the three and nine months ended September 30, 2026.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to its potential future performance. The information should be read in conjunction with the Blue Moon unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2026 and 2025, Blue Moon’s audited consolidated financial statements for the years ended December 31, 2025 and 2024, and the notes thereto, which have been prepared in accordance with IFRS Accounting Standards (“IFRS”). Blue Moon's material accounting policies are described in note 3 of the aforementioned audited consolidated financial statements. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

The operations of the Company are speculative due to the high-risk nature of the mining industry. Blue Moon faces risks that are generally applicable to its industry and others that are specific to its operations. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. Such risk factors could materially affect the value of the Company’s assets, and future operating results of the Company and could cause actual results to differ materially from those described in this MD&A. Reference is made to the discussion of forward-looking statements at the end of this document. In addition, the Company hereby incorporates by reference into this MD&A, the disclosure contained in the Company’s Annual Information Form dated April 23, 2026 (the “AIF”): (i) under the heading “Cautionary Statement Regarding Forward-Looking Information” on page 1 of such AIF, and (ii) under the heading “Risk Factors” commencing on page 82 of such AIF and ending on page 92 of such AIF.

Description of the Business

Blue Moon is a mineral exploration and development company and for much of 2026 has been focused on advancing its five polymetallic brownfield projects in Tier 1 mining jurisdictions, including the Nussir copper-gold-silver property (the “Nussir Project”) in Norway, the Blue Moon zinc-copper-gold-silver property (the “Blue Moon Project”) in California, United States of America (“USA” or “US”), the Springer tungsten-molybdenum property (the “Springer Project”) in Nevada, USA, the Apex germanium-gallium property (the “Apex Project”) in Utah, as well as other critical mineral projects in the USA.

On November 3, 2026, the Company announced that it is divesting its Norwegian assets by a sale to ACG Metals Limited (“ACG”), an LSE listed company (LSE: ACG). This repositions the Company’s portfolio to focus on its US critical metals assets, while still maintaining exposure to the Norwegian assets via share ownership of ACG. The transaction is expected to close on November 30, 2026 with a long stop date of December 15, 2026.

Blue Moon is listed on the TSX Venture Exchange (“TSXV”) under the symbol “MOON”, on the NASDAQ Capital Market (“NASDAQ”) under the symbol “BMM” and on the Frankfurt Stock Exchange under the symbol “8SX0”.

2026 Highlights

Corporate

Divestment of Norwegian assets

On November 3, 2026, the Company announced that it has entered into a definitive agreement to sell its wholly owned subsidiary Blue Moon Norway AS, which holds all its Norwegian assets, to ACG, a London Stock Exchange-listed company in exchange for 8,853,632 Class A Ordinary shares (“ACG Shares”) in ACG with a value of US$220 million as determined with the agreed implied share price, subject to certain cash adjustments (the “ACG Transaction”). The Company will repay the bridge loan facilities provided to Nussir by Hartree Partners LP (“Hartree”) on or before closing, and be released from its obligations under the Hartree Loan Agreements as well as Hartree Offtake Agreement. The ACG Shares will be subject to a lockup period of six months during which time the Company will not sell the shares unless mutually agreed to and the Company will work with ACG to distribute or sell to its shareholders any ACG Shares within 12 months of closing.

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Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

US hub and spoke business model and other acquisitions

On February 10, 2026, the Company closed the previously announced acquisition of the Springer Property in Pershing County, Nevada from GOODS LG LLC (“GOODS”) for US$18,500,000 as well as a 2.0% net smelter return (“NSR”) royalty, half of which royalty was repurchased by the Company in the fourth quarter of 2026, alongside rights of first refusal (“ROFR”) for the remaining royalty.

The Springer complex is expected to be developed into a hub for processing critical minerals. The Company is also planning to acquire and develop smaller, high grade underground critical metals mines in the western US, with the intention to send the mineralized material from Blue Moon and other mines so acquired to the Springer hub for processing. This dovetails with federal initiatives in the USA under section 232 of the Trade Expansion Act to promote domestic production of critical metals and decrease dependence on foreign supply chains.

On March 13, 2026, the Company closed the acquisition of the Apex mine in Washington County in southern Utah from a subsidiary of Teck Resources Limited (“Teck”) for 7,031,959 common shares of the Company, a 0.5% NSR royalty and marketing rights on the property, a life of mine offtake on the Blue Moon mine’s zinc concentrate, and equity participation rights and top-up rights and information rights in an investor rights agreement. The Company also assumed an existing capped 3.0% NSR royalty obligation on the Apex claims. Apex is a historical germanium, gallium and copper underground mine with 24 patented claims located in southwestern Utah, had been a primary producer of gallium and germanium in 1980s to 1990s and is in one of the most important germanium and gallium districts. On April 1, 2026, the Company consolidated its position in this district with the acquisition of the Gage project from a subsidiary of Liberty Gold Corp for 420,935 common shares of the Company and a 2.0% NSR royalty on certain concessions. The Gage project consists of 181 unpatented mining claims located on Bureau of Land Management (“BLM”) lands and two Utah School and Institutional Trust Lands Administration (“SITLA”) leases surrounding the Apex mine, for a total area of 5,916 hectares. The Company also assumed a 4.0% NSR royalty in respect of the SITLA leases (8.0% for fissionable materials).

On May 15, 2026, the Company completed the previously announced acquisition of certain claims adjacent to the Springer Property for consideration of 188,199 common shares of the Company, US$1 million in cash and a sliding scale gross revenue royalty (“GRR”). The claims included some historically identified veins including the Stank deposit, the O’Byrne deposits and a portion of the Sutton deposit.

On September 3, 2026, the Company announced it had entered into a definitive agreement to acquire a land package and its associated water rights for consideration of US$3.5 million in cash and US$4.5 million in common shares. The property is near the Springer Property with access to a major highway and has proximity to a rail line. The transaction is expected to close early 2027 when the water rights are transferred and will provide the Springer Project with a strategic logistics hub and additional access to water.

On September 14, 2026, the Company announced a series of strategic transactions with The Elmet Group Co. ("Elmet” or “TEG”) and EQ Resources Limited ("EQ") in relation to the Springer Tungsten Complex. The proposed transactions contemplate a US$150-$175 million investment to support the advancement of the Springer Tungsten Complex, including the formation of a joint venture to own and operate the ammonium paratungstate ("APT") plant, equity investments in Blue Moon and the Springer Site, and related site-sharing arrangements. TEG and EQ are expected to invest approximately US$150 million, including investments in Blue Moon and the Springer Site and a contribution to the joint venture entity, with an additional US$25 million available for potential restart and contingency requirements related to the APT plant. In connection with the strategic partnership, TEG also granted the Company warrants to acquire 1,166,970 common shares of TEG with an exercise price equal to US$21.423 per warrant share with an aggregate exercise price of US$25.0 million. Completion of the joint venture arrangements, project funding initiatives and related commercial agreements remain subject to customary due diligence, regulatory approvals and execution of definitive agreements.

On September 23, 2026, the Company announced the proposed acquisition of the Turner Copper-Gold Project (the "Turner Project") located in Oregon, USA. The Turner Project is a past-producing volcanogenic massive sulphide (“VMS”) deposit with a historical mineral endowment and is considered prospective for additional exploration and development. Consideration for the acquisition consists of 4,778,761 common shares of the Company, a cash payment of US$4.7 million, as well as milestone payments linked to permitting, development and commercial production. The acquisition is expected to close in the fourth quarter of 2026, subject to customary closing conditions. The proposed acquisition is intended to support the Company's strategy of developing future feed sources for its hub-and-spoke business model.

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Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

Equity financing

Subsequent to quarter-end, the Company completed the previously announced equity financing with The Elmet Group Co. in connection with its strategic investment in the Springer Tungsten Complex.

On May 6, 2026, the Company closed its previously announced bought-deal financing (the “Offering”) consisting of a public offering (the “Public Offering”) and a concurrent private placement (the “Private Placement”) of common shares in the Company. Scotiabank, ATB Cormark Capital Markets and Canaccord Genuity Corp. acted as joint bookrunners on behalf of a syndicate of underwriters, including Haywood Securities Inc., Titan Partners Group LLC, a division of American Capital Partners, LLC, Maxim Group LLC and Red Cloud Securities Inc. (collectively, the “Underwriters”). An aggregate of 10,625,000 common shares (the “Prospectus Shares”) at an issue price of $10.00 per Prospectus Share (including the partial exercise of the Underwriters’ over-allotment option of an additional 625,000 Prospectus Shares) were issued for gross proceeds of $106,250,000, as well as 5,000,000 common shares of the Company (the “Private Placement Shares”) were issued for gross proceeds of $50,000,000. In connection with the services of the Underwriters in the Offering, an aggregate cash commission of $7,756,260 was paid to the Underwriters.

On April 24, 2026, following Hartree’s exercise of its top-up right pursuant to the investor rights agreement with the Company, the Company issued 526,617 common shares to Hartree at $9.06 per share for gross proceeds of approximately $4.8 million. Proceeds will be used for project development and general corporate purposes.

On March 10, 2026, the Company closed a private placement financing with Leonard Nilsen & Sønner AS (“LNS”) and Hartree with the issuance of 181,127 common shares for total gross proceeds of $1,305,563. Details of the previously announced agreement with LNS and participation rights of Hartree are described elsewhere in this MD&A.

On October 1, 2025, pursuant to a prospectus supplement to the Company’s short form base shelf prospectus (the “Base Shelf Prospectus”), the Company closed a bought-deal public offering (the “October 1, 2025 Offering”) issuing 26,220,000 common shares at a price of $3.30 per share for total gross proceeds of $86.5 million. Net proceeds from the October 1, 2025 Offering are expected to be used for the development of the Blue Moon Project, further exploration at Nussir and NSG and general corporate and working capital purposes.

On September 23, 2025, the Company filed Base Shelf Prospectus in each of the provinces and territories of Canada, other than Québec, and which provides for the issuance of up to $200 million of eligible securities and has a term of twenty-five months, allowing the Company to raise funds quickly during the twenty-five month term by filing a prospectus supplement for the issuance of eligible securities.

On September 4, 2025, the Company issued 2,092,173 common shares at a price of $3.30 per share for gross proceeds of $6,897,000 to Oaktree Capital Management LP (“Oaktree”) as part of the initial equity tranche under the Hartree and Oaktree project finance package to fund early works and pre-construction activities at Nussir.

Concurrent with the first draw under the related bridge loan, the Company issued 1,045,000 bonus shares to Hartree for no cash consideration as part of the financing arrangement.

On May 8, 2025, the Company announced the mobilization for the underground development of the exploration decline and confirmation of underground mining parameters at the Nussir Project and pursuant to the previously announced agreement with LNS, which provides comprehensive mining services to the Company during the construction and operation of the Nussir Project, LNS acquired 376,833 common shares in the Company at a share price of $3.00 per share through a non-brokered private placement for gross proceeds of $1,130,499.

On March 7, 2025, the Company closed the second tranche of financing from Hartree of 1,750,000 shares for gross proceeds of $5.25 million. The shares were subject to a statutory hold period of four months and one day from the date of issuance.

On February 26, 2025, 9,000,028 subscription receipts issued as part of the units in the December 2024 brokered unit financing came out of escrow upon the completion of the Nussir and NSG transactions, and were converted into 9,000,035 common shares without payment of additional consideration (rounding due to the 10:1 share consolidation).

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Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

US listing

On January 26, 2026, common shares of the Company began trading on the NASDAQ under the symbol “BMM” and ceased to be quoted on the OTCQX Best Market.

Board changes

On October 16, 2026, the Company welcomed William Jacob Homiller to the Board as a nominee of Elmet. Mr. Homiller is a director of Elmet and has extensive experience and leadership roles in various manufacturing industry. On January 26, 2026, the Company appointed Peter Madsen as a director. Mr. Madsen is a seasoned finance professional with over four decades of experience in financial markets on both the sell and buy side.

Mineral Properties

Nussir Project (Finnmark, Norway)

The Nussir Property is a polymetallic deposit which contains copper, silver and gold located in Finnmark County in northern Norway. It is an underground development project that benefits from existing critical infrastructure located next to the property (access, power and port).

On March 6, 2025, the Company acquired all of the shares of REAS, from Wergeland Eigedom AS (“WG”). The acquisition includes critical infrastructure adjacent to the Nussir Project, notably the Øyen Industrial Land, a deep-water port facility with ship-loading and conveyor systems, a fully permitted and operating aggregate mine and buildings suitable for housing, administration and processing. This site is permitted and zoned for mining and processing activities and includes a large process plant building capable of supporting a 6,000 tpd flotation plant, along with access to low-cost industrial power. Under the agreement, WG retains sublease rights for aggregates production and has committed to purchasing waste rock from Nussir.

On June 4, 2025, the European Union Commission designated the Nussir Project, as well as twelve other projects outside of the EU, as a Strategic Critical Raw Material Project under the provisions of the 2023 EU Critical Raw Materials Act, the first project located in Norway to receive this designation, and the only primary copper project to receive this designation. This designation may benefit the project through coordinated support by the EU Commission, better access to public and private financing through various funding programs, and political support for the advancement of the project.

Leonhard Nilsen & Sønner AS (“LNS”) commenced underground construction in June 2025 with the mine access portal. The 1,600m long decline was designed provide access to start construction of the exploration decline and provides a platform for further underground exploration.

Following the release of the 2026 Feasibility Study and the announcement of its equity financing in May 2026, the Board announced a final investment decision had been made for the Company to commence construction of the Nussir Project.

2026 Feasibility Study

As discussed in the 2026 Highlights, on April 16, 2026, the Company announced the results of an updated FS for Nussir, which is summarized in the 2026 Technical Report filed on April 20, 2026, details of which are found on www.sedarplus.ca as well as on the Company’s website at www.bluemoonmetals.com.

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Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

Highlights of the Report

  Total measured and indicated resource is 28.72 Mt at 1.20% CuEq grade.
  Total proven and probable reserve estimate is 24.98 Mt at 0.99% CuEq grade.
  Life of Mine (LOM) is 13 years with mill throughput of 6,000 tonnes per day.
  Life of Mine (LOM) average annual production of 19 kt of CuEq including an average of 3,200 ounces of gold and 496,000 ounces of silver in the consensus price scenario.
  LOM total cash costs (net of by-products) of US$0.95 per pound of copper and all-in sustaining costs of US$2.05 per pound of copper resulting in an all-in sustaining cost cashflow margin of 43% utilizing consensus pricing.
  After-tax Net Present Value of US$235 million (8% discount rate) at a long term copper price of US$4.78 per pound, gold price of US$3,515 per ounce and silver price of US$45.26 per ounce. At consensus pricing, the payable metal mix breakdown is 77% copper, 6% gold and 13% silver.
  After-tax Internal Rate of Return of 19% for the 13 year mine life and consensus pricing and 31% at spot pricing.
  Initial capital expenditures of US$184 million.

Project Economics and Key Parameters

Table 1: Project Economics and Key Parameters
Commodity Pricing	Units	Consensus(1)	Spot(2)
Milling Capacity	tpd	6,000	6,000
Mine Life	Years	13	13
LOM Cu Production	kt	185	185
LOM CuEq Production	kt	241	261
LOM Average Cu Production	ktpa	14.6	14.6
LOM Average CuEq Production	ktpa	19.0	20.6
Average Annual Free Cash Flow	US$m	$77.2	$125
Initial Capital Costs	US$m	$184	$184
Sustaining Capital Costs	US$m	$495	$495
LOM C1 Cash Cost (net of by-product credits)	US$/lb	$0.95	$0.03
LOM ASIC (net of by-product credits)	US$/lb	$2.05	$1.14
Post-tax NPV (0%)	US$m	$708	$1,322
Post-tax NPV (8%)	US$m	$235	$559
IRR	%	19.0	31.2

(1) Consensus pricing assumes: 2028 US$5.22/lb Cu, US$4,207/oz Au, US$61.15/oz Ag; 2029 US$5.23/lb Cu, US$3,971/oz Au, US$55.07/oz Ag; LT US$4.78 Cu, US$3,515/oz Au, US$45.26/oz Ag.

(2) Spot prices are based on March 3rd, 2026: US$5.84/lb Cu, US$5,171/oz Au, US$84.61/oz Ag.

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Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

The FS represents a comprehensive study of the technical and economic viability of the selected development option. The project economics and key parameters as shown in Table 1 above demonstrates the project as economically viable and can support a positive production decision by the Company.

The mineral resource estimate remains unchanged from those in the 2025 Technical Report as shown in Table 2 below.

Mineral Resources Estimate (“MRE”)

Table 2: Mineral Resource Statement January 20, 2025 (amended and restated September 12, 2025)
Classification	Tonnes (millions)	Cu Grade (%)	Au Grade (g/t)	Ag Grade (g/t)	Cu Eq Grade (%)
Measured	2.69	1.08	0.18	12.8	1.31
Indicated	26.03	1.01	0.11	12.3	1.19
Measured & Indicated	28.72	1.02	0.12	12.3	1.20
Inferred	31.99	1.01	0.14	14.6	1.23

Notes:

1.   CIM definitions were followed for resource estimate.

2.   A minimum mining width of 2.0 m was applied in making the resource estimate constraint wireframes. These wireframes were generated using a preliminary MSO.

3.   Density values for Nussir were estimated from density sample values or assigned default average values where insufficient samples occur nearby.

4.   MRE constraint wireframes were generated for a cut-off grade of 0.30%Cu, related to potential underground mining.

5.   Metal prices assumed for this MRE were US$4.20/lb Cu, US$27.00/oz Ag and US$2,200/oz Au, which represent reasonable long-term consensus metal pricing.

6.   CuEq Grade=Cu Grade+0.00781*Ag Grade+0.740*Au Grade

7.   Metallurgy recovery assumptions were 96% Cu, 80% Ag and 93% Au, which stem from SGS metallurgical testwork completed in 2022.

8.   The cut-off grade of 0.30% Cu was derived from the price and recovery values above, as well as a smelter payability of 97.3% and an assumed total operating cost of US$26.20/t of ore.

9.   Rounding may result in apparent summation differences between tonnes, grades and metal content; not considered material.

10. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. CIM Definition Standards were followed for classification of Mineral Resources.

11. Mineral Resources shown are inclusive of Mineral Reserves.

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Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

Mineral Reserves Estimate

Table 3: Mineral Reserves
Classification	Tonnes (millions)	Cu Grade (%)	Au Grade (g/t)	Ag Grade (g/t)	Cu Eq Grade (%)
Proven	2.64	0.80	0.13	10.15	1.01
Probable	22.34	0.81	0.09	10.36	0.99
Proven & Probable	24.98	0.81	0.09	10.34	0.99

Notes:

1.   Above Reserves estimate follows CIM (2019) MRMR Best Practice Guidelines including CIM Definition Standards for classification.

2.   Mining methodology is long hole open stope with minimum mining width of 3 m and mining recovery of 95% applied.

3.   Dilution applied to stopes using ELOS method correlated with geotechnical conditions.

4.   Reserves are based on copper price of US$9,034 per tonne, gold price of US$2,487/oz and silver price of US$26.58/oz.

5.   In-Situ NSR Cut off is US$35.43/t with an incremental cut-off value of US$21.03/t.

6.   Copper recovery is 96%, gold is 84% and silver is 95%.

7.   Concentrate treatment cost is US$75 per dry metric tonne.

8.   Refining costs are US$0.075/lb for copper, US$5.00/oz for gold and US$0.45/oz for silver.

9.   Freight is US$54.50 per wet metric tonne and zero emission premium of US$2.50 per wet metric tonne.

10. Numbers presented in this table may not add to the totals provided due to rounding.

Qualified Persons for FS

The Company commissioned Worley Europe Limited (“Worley”) to perform the FS and the Technical Report was prepared by the following qualified persons (“QP”):

  Chris Hughes-Narborough – Institute of Materials, Minerals and Mining (IMMM)
  Martin Prior – Fellow (FSAIMM) ECSA
  Roy Levesque – P.Eng
  Lumin Ma, Ph.D., P.Eng
  Susan Abell – Professional Scientist registered with the South African Council for Natural Scientific Professions
  Adam Wheeler – C.Eng, Eur Ing, FIMMM

EPC Contract Award

On June 24, 2026, the Company announced the award of an engineering, procurement and construction (“EPC”) contract for the civil, structural, mechanical and piping of the Nussir project’s processing plant to MOMEK Services AS, a company within the MOMEK Group, which is a leading Norwegian industrial group which providing engineering, construction, mechanical installation and fabrication services across the mining industry, and other strategic infrastructure sectors. This is consistent with the Company’s commitment to support the Norwegian economy and suppliers wherever possible.

Operating Plan, Mine Waste Management Plan and Discharge Permit

In Q2-2026 the Norwegian Environment Agency approved the Mine Waste Management Plan for the Nussir project, which included a public comment period, and issued an Amendment to the Discharge Permit (originally granted January 15, 2016, previously amended November 30, 2021) incorporating the latest Mine Waste Management Plan. The approval satisfied the last outstanding regulatory condition precedent to the commencement of mine operations of the Nussir mine.

The Project holds all material permits for construction and operation, including an Extraction Permit under the Minerals Act, an approved Zoning Plan under the Planning and Building Act, a Discharge Permit under the Pollution Control Act, and an Operating License under the Minerals Act, the updated operating plan of which was approved by the Norwegian Directorate of Mines on June 18, 2026. The operating plan provides the technical details for operation and closure of the mine.

Construction progress

In early June, underground development at Nussir exceeded the 2,000 m mark (over 1,000 m since January 2026).  Additionally, the conveyor tunnel linking the decline to the orebody and the silo tunnel to feed the mill was completed, allowing the start of the construction of the ore conveyor system between the orebody and the silo.

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Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

2026 Drilling Program

The mineralization of Nussir to the west is open at depth and along strike. The 2026 drilling program consists of deep navigational drilling in the west, targeting 1.2 km deep high-grade intercepts and is intended to extend the existing known deep mineralization, as well as shallow infill drilling from surface in the east.

Navigational drilling

The deep drilling program, planned at 4,000 metres, aided by Devico’s navigational drilling techniques, is centered around the historical high-grade intercept hole NUS-DD-14-001 (9.7 metres at 1.22% CuEq). The 6 targets, each designed to bridge the 650-metre gap between this known high-grade intercept and the current MRE, follow up on the exploration target outlined in the 2023 Technical Report. Note that the potential quantity and grade of this exploration target is conceptual in nature, there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Of the three daughter holes from the first mother hole, two resulted in successful intercepts whilst one hole was abandoned due to technical difficulties prior to the anticipated mineralized zone. The recently completed NUS-DD-26-07, itself yielding an intercept of 6.85 metres of mineralization from the target horizon, will act as a mother hole for the next two targets.

Highlights of the drilling results are as follows:

  Bornite-chalcopyrite mineralization in siltstone host at 922.7 metres;
  The intersection is encouraging for continuation and the thickness of mineralization between the deeper intersections from April’s news release and the existing resource as defined in the 2025 MRE.

Infill drilling

Infill drilling from the surface is ongoing and, together with the navigational drilling, is expected to provide extensive structural data for the Nussir deposit, targeting a thinner, copper-rich horizon approximately 80 metres above the main mineralized body, which extends about 10 kilometres along strike. This was planned to include approximately 3,000 metres of surface drilling with nominal drill spacing about 75 by 75 metres.

On August 10, 2026, the Company announced new drilling results of its surface infill program at Nussir as well as drilling results from the deep exploration drilling program additional to those announced in the April 15, 2026 news release. See August 10, 2026 news release for more information.

Highlights of the drilling results are as follows:

  12 surface infill holes totalling 2,628.6 metres with starting depths ranging from 146.8 metres to 459.8 metres, using HQ diamond drill (“DD”);
  Strike length of over 700 metres of the current Indicated Resource are nearest to the initial planned production areas, intended to confirm the mineralization continuity in areas with previously sparse intersections and with structural complexity;
  NUS-DD-26-08 intersected 0.6 metres at 0.69 g/t Pt and 0.42 g/t Pd, providing insight to previous showings of palladium and platinum previously seen in hole NUS-DD-14-001; and
  Based on these findings, the MRE will be updated, leading to more optimized mine design.
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Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

Blue Moon Project (California, USA)

The Blue Moon Project is a volcanogenic massive sulfide (“VMS”) deposit which contains zinc, gold, silver, copper and lead. The property is well located with existing local infrastructure including paved highways three miles from site; a hydroelectric power generation facility a few miles from the site, a three-hour drive to the Oakland port and a five-hour drive to the industrial service centre of Reno. Zinc and copper are currently on the USGS list of metals critical to the US economy and national security.

On April 15, 2025, the Company announced that it received approval by BLM to construct a portal and exploration decline to enable underground mineral exploration activities at the Blue Moon Project. This is an important permitting milestone for the development of the Blue Moon Project, as the initial portal and decline will provide access for infill and exploration drilling, allow for examination of geology, rock mechanics, hydrogeologic characteristics, underground mining conditions, and can also be utilized as the main haulage route once the mine moves into production.

On October 10, 2024, the Company initiated a Preliminary Economic Assessment (“PEA”) on the Blue Moon Project led by Micon International Ltd (“Micon”) and Resource Development Associates, Inc (“RDA”).

In connection with the PEA, the Company announced an updated MRE for the project, which is contained in the technical report entitled “NI 43-101 Technical Report For the Preliminary Economic Assessment of the Blue Moon Mine, Mariposa County, California”, dated April 14, 2025 (as amended and restated on September 12, 2025) with an effective date of March 3, 2025 and with an effective date of Mineral Resource Estimate of December 24, 2024, prepared by Scott Wilson, C.P.G. SME-RM, Peter Szkilnyk, P. Eng., Alan J. San Martin, P. Eng., Richard Gowans, P.Eng., Justin Taylor, P.Eng., and Christopher Jacobs, C. Eng., MIMMM.

The MRE is available on the Company’s website and is based on 87 drill holes totaling 122,364 feet of drilling with 2,631 individual assay intervals. The estimate outlined the following resources:

Indicated Resources:

Domain (Vein)	ZnEq Cutoff	Tons	ZnEq %	Cu %	Pb %	Zn %	Au opt	Ag opt
Main	2.9%	3,073,000	12.66	0.78	0.16	5.90	0.04	1.14
East	2.9%	498,000	18.99	0.47	0.63	6.64	0.09	3.72
West	2.9%	78,000	9.5	0.62	0.33	4.41	0.03	0.93
Total		3,650,000	13.46	0.73	0.23	5.97	0.04	1.49
			Metal	Cu Mlbs	Pb Mlbs	Zn Mlbs	Au Moz	Ag Moz
			Main	47.94	10.08	362.76	0.11	3.51
			East	4.67	6.29	66.15	0.04	1.85
			West	0.97	0.52	6.91	0.00	0.07
			Total	53.59	16.90	435.83	0.16	5.43

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Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

Inferred Resources:

Domain (Vein)	ZnEq Cutoff	Tons	ZnEq %	Cu %	Pb %	Zn %	Au opt	Ag opt
Main	2.9%	3,261,000	11.41	0.52	0.23	5.68	0.04	1.15
East	2.9%	994,000	15.49	0.59	0.56	5.04	0.07	2.43
West	2.9%	173,000	6.28	0.73	0.22	1.98	0.02	0.40
Total		4,428,000	12.12	0.54	0.30	5.39	0.04	1.41
			Metal	Cu Mlbs	Pb Mlbs	Zn Mlbs	Au Moz	Ag Moz
			Main	33.65	14.74	370.27	0.11	3.76
			East	11.80	11.20	100.11	0.07	2.42
			West	2.52	0.74	6.84	0.00	0.07
			Total	47.97	26.68	477.22	0.19	6.25

Notes:

(1)   Scott Wilson, CPG, President of RDA is responsible for this mineral resource estimate and is an independent Qualified Person as such term is defined by NI 43-101.

(2)  Reasonable prospects of eventual economic extraction were assessed by enclosing the mineralized material in the block model estimate in 3D wireframe shapes that were constructed based upon geological interpretations  well as adherence to a minimum mining unit with geometry appropriate for underground mining.

(3)  The cutoff grade of 2.9% ZnEq considered parameters of:

    Metal selling prices: Au-US$2,200/oz, Ag-US$27/oz, Cu-US$4.25/lb., Pb-US$0.90/lb., Zn-US$1.25/lb.
  Recoveries of Au 86.2%, Ag 94.3%, Cu 93.1%, Pb 0%, Zn 95.3%.
  Costs including mining, processing, general and administrative (G&A).

(4)  Zinc Equivalent Grade (“ZnEq”) is estimated by the formula: ZnEq = Zn% + ((Cu% * 78.20)+(Pb% * 0) + (Ag opt * 25.46)+(Au opt * 1,896.40))/23.83.

(5)  There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

(6)  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

(7)  Figures may not add up due to rounding.

(8)  Tonnages shown are short tons.

(9)  Unless otherwise noted, all currencies in this table are reported in US dollars on a 100% basis.

In June 2025, the Company awarded to Small Mine Development, LLC (“SMD”) a contract for the construction of an exploration portal and decline. This will enable underground exploration activities at the Blue Mine Project, providing access for infill and exploration drilling, as well as for further studies and investigations related to geology, rock mechanics, hydrogeology, underground mining conditions and metallurgical test work, leading to a final investment decision on the mine.

Construction of the portal and the underground exploration decline commenced. Exploration drilling activities commenced from the underground alongside the advance of the decline, allowing the Company to accelerate the collection of geological, geotechnical and metallurgical data in parallel with ongoing decline development.

The Company is committed to supporting the economic and social development of the local and regional communities and the initial construction work is expected to generate at least 20 local employment opportunities directly with the mine and indirectly through SMD and its subcontractors.

A 16,000-metre infill drilling program was undertaken at a nominal spacing of approximately 50 metres by 50 metres. This was designed to support the potential conversion of portions of the current inferred mineral resources to the indicated category. Diamond drilling has commenced from the underground exploration decline, with approximately 8,000 metres to be completed from three underground drill stations targeting the central and upper portions of the VMS deposit. The remaining approximately 8,000 metres of drilling is planned from surface locations, targeting the deeper portions of the currently defined mineral resource. Select drill holes will be completed with downhole geophysical surveys, including electromagnetic methods, to assist in identifying additional mineralization and generating new exploration targets, particularly to the northwest and along up-dip and down-dip extensions.

10

Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

Historical drilling has returned encouraging polymetallic intercepts within the VMS system, such as drillhole CH-09 which  intersected 14.40 metres @ 4.97% Zn, 0.25% Cu, 4.5 g/t Au and 26.66 g/t Ag totaling 18.46% ZnEq from 371.20 metres and a second higher-grade interval of 10.88 metres @ 5.55% Zn, 0.32% Cu, 4.81 g/t Au and 261.3 g/t Ag totaling 27.92% ZnEq1,2 from 390.30 metres. These intercepts occur within the northwestern part of the mineralized system and demonstrate both grade continuity and local high-grade enrichment. The Company considers these zones to be priority areas for follow-up drilling, with clear potential to infill and expand mineralization to the northwest and along interpreted up-dip and down-dip extensions of the deposit.

In January 2026, Blue Moon acquired the mineral rights to the West Property, located to the west of the portal, and the rights to drill from surface. The Company expects to drill 8,000 metres from surface from the NW area to expand the high-grade resources to the NW.

The Company is currently undertaking a systematic re-logging and re-sampling program of the historical drill core, including previously unsampled mineralized intersections. The program is designed to validate the historical dataset, support an updated mineral resource estimate incorporating new assay data from this year’s drill program, and refine the geological and structural interpretation of the mineralized system.

Sulitjelma Property (Nordland County, Norway)

On February 26, 2025, the Company acquired the Sulitjelma project, a polymetallic deposit which contains copper and zinc located in northern Norway. Sulitjelma previously hosted Norway’s largest mining operation with historical production between 1891 and 1991 of 26 million tonnes of 1.80% Cu with additional zinc, sulphur, gold and silver credits.

On April 10, 2025, the Company announced its maiden MRE for the Sulitjelma VMS deposit. This was summarized in an NI 43-101 technical report entitled “NI 43-101 Technical Report On The Mineral Resources Of The Sulitjelma Project, Norway”, dated February 20, 2025 (as amended and restated on September 12, 2025) with an effective date of May 20, 2025, prepared by Adam Wheeler, B.Sc., M.Sc., C.Eng., Eur Ing., FIMMM.

11

Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

The constrained MRE is as follows:

Region	Zone	Tonnes kt	Cu %	Zn %	CuEq %	APT* m
Rupsi/Dypet	2	4,188	1.45	0.35	1.50	5.2
	3	1,499	0.95	0.19	0.98	5.5
	5	2,188	0.82	0.37	0.88	15.7
	6	410	1.40	0.24	1.43	3.6
	7	126	0.77	0.15	0.79	2.4
	8	484	0.89	0.11	0.91	6.8
	9	163	2.01	0.25	2.05	2.5
	10	201	1.39	0.36	1.45	2.9
Subtotal		9,258	1.19	0.31	1.24
Hankabakken II	2	3,031	0.88	0.07	0.89	4.2
	3	1,471	0.86	0.05	0.86	3.1
	5	453	1.00	0.02	1.00	9.1
Subtotal		4,955	0.88	0.06	0.89
Sagmo	2	455	1.15	0.19	1.18	3.6
	3	193	1.56	0.14	1.58
	5	2
		2,853	0.98	0.16	1.00

Total		17,066	1.06	0.21	1.10	6.1

*Apparent True Thickness

Notes:

  CIM definitions were followed for MRE.
  All resources reported are categorized Inferred; there are no Measured or Indicated resources.
  A minimum mining thickness of 2.2 m was applied in making the MRE constraint wireframes.
  The MRE constraint wireframes were generated using a preliminary MSO, based on a cut-off grade of 0.60% CuEq, related to potential underground mining.
  Assumed parameters for the cut-off grade and CuEq calculations included: Prices: US$4.20/lb Cu, US$1.25/lb Zn Processing recoveries: 92% Cu, 57% Zn Payabilities: 96.5% Cu, 86% Zn
  The copper equivalent (CuEq) calculation is as follows: CuEq = Cu grade + (Zn grade x 0.16)
  For the cut-off grade calculation, the assumed total operating cost was US$50/t of ore.
  A global density value of 3 t/m3 was assumed.
  Rounding may result in apparent summation differences between tonnes, grades and metal content; not considered material.
  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
  Unless otherwise noted, all currencies in this table are reported in US dollars on a 100% basis.

12

Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

Blue Moon initially focused on the Rupsi and Dypet deposits where the Company received Norwegian Government approval in Q1 2025 to extend an existing historical mine tunnel into the deposit by up to 1 km. The tunnel extension and the completion of 10,000 m of underground drilling were part of the recommendations in the technical report, with a budget of 46.2 MNOK (approximately US$4.5M), which would allow the Company to upgrade the resource from the inferred category to the indicated category, expand on the current resource, and gather geotechnical and metallurgical data.

In July 2025, the Company received the environmental permit from the Norwegian Environmental Agency required to start its planned activities in the Rupsi tunnel and awarded a contract to Fauskebygg AS (“Fauskebygg”), a local construction company in the Fauske municipality, for the extension.

A 10,000 metre drilling program was planned, focusing on infill and expansion of the inferred resource. The program commenced with the extension of the existing Rupsi tunnel, with the first approximately 150 metres of development providing access to two underground drill stations.

In April 2026, the Fauskebygg extension contract was terminated as part of a broader review of ongoing project evaluation activities. In June 2026, the Company entered into a binding share purchase agreement with Alpha Future Funds S.C.S. (“AFF”) to combine its Sulitjelma Project with adjacent district assets held through VMS Explorations AS, which holds exploration permits in the Sulitjelma district and the combination is expected to support an integrated development approach to advance the projects.

Springer mine and mill (Nevada, USA)

In February 2026, the Company closed the previously announced acquisition of the Springer mine and mill from GOODS LG LLC for US$18.5 million and a 2.0% NSR royalty in favour of the seller. The Springer complex is located in Pershing County, Nevada and consists of approximately 3,000 hectares of mineral claims and fee lands. The historical mineral resource and existing process plant are located entirely on private fee lands. The historical mineral resource (1)(2)(3) on the Property is:

Historical estimate of indicated resources of 355,000 tons @ 0.537% WO3

Historical estimate of inferred resources of 1,933,600 tons @ 0.493% WO3

Notes:

  A qualified person has not completed sufficient work to classify this historical estimate as current mineral resources or mineral reserves in accordance with NI 43-101 and the Company is not treating the historical estimate as current mineral resources or mineral reserves. In order to verify the historical estimate, the Company needs to engage a qualified person to review the historical data, review any work completed on the property since the date of the estimate and complete a new technical report. The Company views this historical data as an indicator of the potential size and grade of the mineralized deposits, and this data is relevant to Company’s future plans with respect to the property.
  Resource classification was performed according to CIM guidelines for indicated and inferred resources at the time and are based on drill spacing and density; the estimate was presented at 0.20 WO3% cutoff grade based on approximate mining cost of US$40/ton, processing cost of US$13.50/ton, administration cost of US$7/ton, mill recovery of 82% and a WO3 price of US$11.50/lb. Rounding may result in apparent summation differences between tonnes, grades and metal content; not considered material.
  The effective date of this estimate is August 20, 2012, and is contained in the “Preliminary Economic Assessment of the Springer Tungsten Mine, Pershing County, Nevada, USA” dated December 31, 2013 and prepared by Keith McCandlish of DMT Geosciences Ltd.

The Company purchased the site in February 2026 to provide processing capacity to support the development of the Blue Moon Mine and to establish a regional processing hub. Sitting on a large land package, Blue Moon is also exploring the mining of the Springer tungsten deposits and believes there is significant room to expand the mill layout and add additional buildings to process multiple ore types and improve economies of scale to unlock and maximize the value of resources that would otherwise not support stand-alone processing facilities. Located only a few miles from both Interstate 80 and the Union Pacific rail line, the Springer complex is well connected to the transportation and logistics infrastructure to integrate with other operations, including Teck’s Trail Operations.

13

Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

On April 28, 2026, the Company announced it had entered into an agreement to acquire certain claims adjacent to the Springer Property for consideration of 188,199 common shares of the Company, US$1 million in cash and a sliding scale gross revenue royalty (“GRR”) of between 3% and 5%. The claims included some historically identified veins including the Stank deposit, the O’Byrne deposits and a portion of the Sutton deposit. The Company has the option to buy down the GRR to 1.5% for US$2 million.

The mine infrastructure includes an APT circuit including autoclave and related reagent systems. The mill can be readily refurbished to process tungsten ores into tungsten concentrates. It also includes a vertical shaft developed down to 1,600 feet, a headframe and 3 compartment hoist and associated equipment, a process plant with approximately 1,200 tpd capacity to produce concentrates and/or APT, electrical infrastructure including main substation, transformers etc., tailings storage facilities and water rights.

The Springer Project was the site of continuous underground tungsten mining between 1918 and 1958, much of that time controlled first by the Segerstrom family, and later by the Nevada-Massachusetts Mining Company. The General Electric Company ("GE") acquired the property in the 1970's, interested in securing long term tungsten supply assets to support its lighting and industrial tools businesses. The current mine and mill were constructed by Utah International Inc. (later became BHP Minerals Group) for GE in the mid 1970's, and was subsequently commissioned and operated by GE for 8 months in 1982. The property has not been actively mined since October 1982, and the underground workings are currently flooded to a depth of approximately 375 feet. EMC Metals Corp. acquired the Springer mine and associated properties from GE in 2006. Between that purchase date and today, considerable refurbishment and renewal have been undertaken to the mill, control systems, hoist house, and an up-rating of the mill throughput from a nominal 950 tpd to a current 1,350 tpd capacity, and an estimated 1,200 tpd throughput after availabilities (89%).

Centrally located with access to diverse mineral sources and existing road and rail infrastructure, the Springer Mine and Mill is well situated to become a regional metallurgical complex. With established tailings and water management systems, the brownfield site provides significant opportunities to reduce capital and permitting timelines compared to a greenfield development.

The 2026 work plan is designed to systematically advance through a combination of near-surface definition drilling, deep exploration drilling, and comprehensive validation of historical datasets.

This will include:

-          a 67,000 metre initial two-phase drill program to commence in August 2026 utilizing 6 diamond drill rigs;

-          18,000 metres of historical core to be re-logged and re-assayed with NI 43-101 compliant QA/QC;

-          volume and grade estimation of the historical stockpiles located on-site;

-          augur sampling of historical tailings produced between 1918 and 1982;

-          LiDAR and drone scanning of significant locations within the property;

-          site-wide aerial photogrammetry;

-          radiometric and magnetic geophysics of regional and near-mine targets; and

-          updates to metallurgical and ore sorting test work.

2026 Drilling Program

A Limited Notice to Proceed has been signed with Geotech Drilling Services Ltd, with work expected to be completed by the first quarter of 2027. Phase 1 consists of about 7,000 metres of diamond drilling, with planned hole depths ranging from 200 to 300 metres. This is targeting known mineralized zones above the water table, focusing on the shallow northwestern portion of the deposit at the George Pit area and southeastern portions of the deposit located on private land at the Sutton Underground beds and is intended to support the near-term mine planning for the George Pit and Sutton Underground Mine, while also refining exploration targets for the subsequent drill campaign.

Phase 2 is planned to comprise approximately 60,000 metres of diamond drilling, with hole depths ranging from 300 to 1,000 metres, designed to target mineralization below the water table and test both the lateral and down-plunge extensions of the known high-grade scheelite-rich beds. The Company intends to complete all drilling on private land before expanding the program onto unpatented lode claims administered by the BLM.

14

Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

Re-logging Program

The Company has access to approximately 18,000 metres of historical diamond drill core available for re-logging. This comprises the SU (underground drillholes) and NM (surface drillholes) drill campaigns completed by GE during the late 1970s and early 1980s. Historical cores are being re-logged as part of the Company’s ongoing validation and geological reinterpretation program. Historical sampling covered only approximately 5% of the available core and was limited only to tungsten assays despite pXRF confirmation of copper, molybdenum and silver mineralization, with no documented QA/QC procedures. Samples are being analyzed by ALS Geochemistry in Reno, Nevada, using analytical packages that include fire assay for gold, a 48-element multi-element suite, and XRF analysis for WO₃. Comprehensive QA/QC protocols have been implemented in accordance with CIM Best Practice Guidelines, providing a robust dataset to support future exploration targeting and resource evaluation.

Further work is planned, including detailed geophysical and geochemical surveys, geological mapping, and targeted exploration drilling, aimed at delineating the distribution, intensity, and continuity of the sheeted quartz vein systems within the granodioritic intrusions.

On September 22, 2026, and again on October 6, 2026, the Company announced results from its ongoing 18,000 m relogging campaign at the Springer Project. As at October 6, 2026 approximately 77% of the 18,000 metres of historical core has been relogged. Some of the best results include:

  Surface drillhole NM-30 returned a 0.3-metre sample grading 7.82% WO₃ from 183.5m, representing the second-highest assay in drill core on the property and the highest-grade assay identified to date in the East Sutton Beds;
  Surface drillhole NM-13 confirmed a 7.00 m interval grading 1.28% WO₃ and 0.01% Mo from 160 m;
  Surface drillhole NM-44 confirmed a 24.25 m (13.72 m true width) interval grading 0.22% WO₃ and 0.03% Mo from 249 m, including 9.55 m (5.40 m true width) grading 0.53% WO₃ and 0.12% Mo; and
  Underground drillhole SU-27 confirmed an 8.24 m (6.34 m true width) interval grading 0.64% WO₃ and 0.01% Mo from 59 m, including 3.09 m grading 1.19% WO₃ and 0.02% Mo.

Historical stockpiles

The Company has identified a number of historical surface stockpiles that represent potential sources of mill feed from previous underground and open pit mining operations. Historical stockpile maps, including assigned grades, are being verified through a systematic sampling program to confirm grade distribution and material characteristics. In parallel, a LiDAR survey is being completed to generate accurate volume estimates for each stockpile, providing the basis for estimating tonnage and evaluating their potential contribution to future processing operations.

Tailings sampling

The Company has planned an auger sampling campaign on a 30 m x 30 m grid spacing to evaluate the potential for reprocessing historical mine tailings. The tailings impoundment covers an area of approximately 1.94 km². The systematic sampling program is designed to improve confidence in both grade distribution and material characteristics, and to update historical volume and grade estimates last completed in the early 1980s.

Geophysics and hyperspectral satellite imagery

Pioneer Exploration was commissioned to complete a large-scale airborne radiometric and magnetic geophysical survey of the Springer property and surrounding area. A total of approximately 159 km² in the immediate area surrounding the deposit will be surveyed using a 50 m line spacing to support detailed target delineation and deposit-scale interpretation. In addition, a further 408 km² will be surveyed at a wider 100 m line spacing to support regional-scale exploration and to identify new targets within the broader project area.

In parallel, the Company is in the process of acquiring hyperspectral satellite imagery covering the same regional area as the airborne survey. The hyperspectral data will be used to map hydrothermal alteration minerals and define potential alteration halos associated with the Springer mineralizing system and other prospective intrusion-related mineral systems across the property. The integration of hyperspectral mineral mapping with the airborne geophysical datasets is expected to enhance exploration targeting and improve the identification of concealed mineralized systems.

15

Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

Further aerial services – photogrammetry, LiDAR and drone scanning

The Company engaged Unmanned Aerial Services (UAS) to complete a comprehensive aerial surveying and digital mapping program across the project, designed to generate high-resolution datasets to support exploration, engineering, mine planning, and infrastructure assessments.

The scope of work includes high-resolution photogrammetry of the site, comprising 17 flight lines and 518 images acquired by Keystone Aerial in late June. Additional surveys include LiDAR mapping of the historical surface stopes and open pits using an M300 drone equipped with an Emesent ST-X scanner, as well as LiDAR surveys and volume estimations of the historical surface stockpiles.

The program also includes detailed three-dimensional scanning of the Sutton 3 headframe and shaft, an underground inspection and mapping flight of the Sutton portal using an Elios 3 drone, and a comprehensive interior scan of the processing mill.

Preliminary metallurgical and ore sorting testing

The Company initiated a preliminary metallurgical testing program with SGS Lakefield to evaluate the processing characteristics of material from the Sutton 3 stockpile. A total of 453 kg of representative material was collected and submitted for testing.

The program is designed to characterize the material and assess its response to conventional processing methods. Key deliverables include head characterization, incorporating whole-sample assays, size-by-assay analysis, and mineralogical characterization, together with basic grindability testing. Metallurgical test work will also include flotation optimization through rougher and cleaner flotation tests, culminating in a locked-cycle test to evaluate concentrate quality and expected metallurgical performance under continuous processing conditions.

The Company has also initiated a preliminary ore sorting test program to evaluate the potential for pre-concentrating mineralized material from the Sutton 3 stockpile. A total of 20.3 kg of representative material has been collected and submitted to for test work with an Australian group.

The program is designed to assess the suitability of ore sorting as a pre-concentration step, with the objective of reducing waste, increasing mill feed grade, and improving the overall processing efficiency of stockpiled material. Results from the preliminary testing will be used to evaluate the potential application of ore sorting as part of the Company’s future processing strategy at Springer. Ore sorting test work has never been performed on Springer ores but is commonly used in the tungsten industry.

See the press release dated June 29, 2026 for maps and further information.

Permitting for Springer

On August 20, 2026, the Company announced that the Nevada Division of Environmental Protection (“NDEP”), through its Bureau of Mining Regulation and Reclamation, has transferred the Water Pollution Control Permit (“WPCP”) and the Reclamation permit for Springer into the Company’s name, and that the Project’s reclamation closure bond was approved and posted. The WPCP and the Reclamation Permit are the principal state environmental authorizations for mine development in Nevada, governing the construction, operation, and closure of a mine’s facilities. With the WPCP, Reclamation Permit and reclamation bond in place, the Company is authorized to commence construction activities at Springer, including refurbishment of the existing mill and activities authorized under those permits.

On September 22, 2026, the Company announced that it has received approval from the BLM for the submitted Exploration Notice to perform selected works on public land. Five acres of disturbance is included in the notice, including drilling and drill roads in the southwest quadrant of the near mine area, access to private land in the northwest quadrant, and auger tailings sampling to the southeast of the main gate.

Apex Project (Utah, USA)

In March 2026, the Company closed the previously announced acquisition of the Apex property from a subsidiary of Teck. The Apex mine is a historical underground mine in Utah, which was previously mined for copper oxide, and subsequently for germanium and gallium. This became the primary producer of gallium and germanium for the United States when Musto Explorations Ltd. brought it into production in the mid 1980s and again with Hecla Mining Company in the 1990s. During its peak year of operations, Apex produced 10,270 tons yielding 1,645 lb Ga, 5,634 lbs of Ge, and 224,800 lbs of Cu.

16

Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

Hecla completed a feasibility study in 1989, reporting a reserve of 230,200 tons of 0.100% Ge, 0.046% Ga and 1.6% Cu. A historical reserve estimate1 by Ken Krahulec in 2018 estimated 1 MT @ 0.087% Ge, 0.033% Ga, 1.8% Cu and 41 g/t Ag. The Ge and Ga are 10-100x higher grade than most Ge and Ga deposits. Beyond the historical reserves, Hecla also identified several additional breccia bodies as prospective exploration targets, including the Paymaster, Cavern, and 500 North pipes, along with further oxide zones in the immediate mine area.

Notes:

  A qualified person has not completed sufficient work to classify this historical estimate as current mineral resources or mineral reserves in accordance with NI 43-101 and Blue Moon is not treating the historical estimate as current mineral resources or mineral reserves. In order to verify the historical estimates, the Company needs to engage a qualified person to review the historical data, review any work completed on the property since and complete a new technical report. Blue Moon views this historical data as an indicator of the potential size and grade of the mineralized deposits, and this data is relevant to Company’s future plans with respect to the property.

Subject to renewed permits and with the intent to reopen the mine, the Company plans to fast track efforts to advance the technical studies, metallurgical testing, process flowsheets, permitting and community engagement to support a final investment decision. In parallel, Blue Moon is evaluating options for a new processing line at the Company’s Springer complex to process the Apex material and provide an integrated United States Ge and Ga value chain.

In April 2026, the Company consolidated the land around the Apex property by acquiring the Gage project located in Washington county, Utah, from a subsidiary of Liberty Gold Corp. The Gage project consisted of 181 unpatented mining claims located on Bureau of Land Management lands and two SITLA leases, for a total area of about 6,000 acres. The district is considered highly prospective for modern exploration and discovery, including alteration mapping, regional geophysical surveys and drill-testing at depth. No modern exploration has been conducted on the other mapped breccia pipes (10 mapped) or regional prospects (9 mapped), in addition to numerous other areas not yet discovered. Previous drilling (1980, Musto) was focused on only a 600-foot vertical section of a single breccia pipe, and it is estimated that up to 10 pipes may be present, with many more regionally.

On June 29, 2026 the Company announced results from assays at the Apex property. The initial sampling program represents the first results following the closing of the acquisition of Apex from a subsidiary of Teck Resources Limited on March 13, 2026. A 100 kg sample was obtained from Apex and sent to the laboratory for analysis ahead of metallurgical testing. The sample was crushed and blended, with sample assay results returning 0.180% germanium, 0.0273% gallium and 1.96% copper2. With assay results in hand, Blue Moon will continue with its planned metallurgical program to determine its own flowsheet options and also explore near term commercialization options.

Notes:

2. The samples described above are samples collected from exposed mineralization at Apex. These samples are selective in nature and are not necessarily representative of the average grade or size of the mineralized zone. All samples were stored and shipped using industry best practices and were delivered to Blue Coast Research Ltd., an independent commercial laboratory out of British Columbia, for sample preparation and analyses using Peroxide Fusion.

Prices of germanium and gallium have seen material increases in recent months, with Fastmarkets estimating (as of June 26, 2026) spot prices for Rotterdam delivery of germanium and gallium metal of $10,500/kg Ge and $2,650/kg Ga. See Blue Moon’s press release from February 27, 2026 for disclosure on historical production and historical reserve estimates from Apex.

In parallel with site activities, Blue Moon is exploring the potential to sell direct shipping ore (“DSO”) from Apex. This possibility of selling DSO owes to the high-grade nature of the primary germanium-gallium mineralization mined historically at the Project, and the constrained germanium market ex-China. The Company has received unsolicited interest from several major users and producers of germanium and gallium products. Permitting activities are ongoing, targeting a Q2-2027 completion of mine permitting following the relevant government permitting processes. Discussions on contract mining have also begun, with the view of potentially starting DSO from Apex as soon as Q3-2027. At a mining rate of 125 tpd, Apex could potentially supply a significant portion of the domestic US germanium demand from one US supply source.

QUALIFIED PERSON

The technical and scientific information contained in this MD&A for the Company’s properties has been reviewed and approved by Reza Ehsani P.Eng., Senior Vice President, Projects of the Company, and a non-Independent Qualified Person, as defined by NI 43-101.

17

Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

Turner Project (Oregon, USA)

On September 23, 2026, the Company announced that it has signed a definitive agreement with Gold Coast Mining Inc. (“Gold Coast”) to acquire 100% of the Turner Copper-Gold (“Turner”) deposit located in O’Brien, Oregon. Turner is a past producing Cyprus-type, VMS deposit that is located approximately 40 miles southwest of Grants Pass, Oregon near the border with California. The deposit can be potentially exploited by underground mining methods, and the project is contained within three patented mining claims, which total approximately 60 acres. An additional 574 acres of contiguous private land is also part of this transaction, as well as 15 unpatented lode mining claims.

The deposit type and associated metals are similar the Company’s Blue Moon project located near Mariposa, California, which the Company is currently advancing through the development of a ramp with underground diamond drilling ongoing into the mineralization. The Company believes that material that is extracted from Turner and the Blue Moon project may allow for comingling, or at least, use a similar flotation mill to produce both copper and zinc concentrates with strong precious metals credits. Additional metallurgical and engineering-related studies are required to verify if comingling is possible before it can be integrated into any future engineering report. These studies will be initiated to develop a PEA that is expected to incorporate the Blue Moon project and Turner with a new 1,800 tpd mill at the Company’s Springer complex in Nevada.

The Company is targeting to complete these studies by the end of 2027. In the meantime, the Company will initiate permitting for exploration drilling and underground development at Turner, which is expected to take 12 to 18 months. It should be noted that the Company undertook a similar permitting methodology for the Blue Moon project in California. For Turner, it will be assumed that there is no processing of extracted material in Oregon.

Ropa Projects

On October 30, 2026, the Company and the counterparties mutually agreed to terminate the previously announced acquisition agreement relating to the Ropa Projects, a portfolio of 33 tungsten and antimony projects located in the United States. Accordingly, the transaction will not proceed and the parties were released from their respective obligations under the agreement. The Company retains no ownership, royalty or other economic interest in the Ropa Projects.

General Exploration Expenses

The Company’s exploration expenses for the periods presented were as follows:

	For the nine months ended September 30, 2026
	Nussir $	NSG $	Blue Moon $	Springer $	Apex $	Total $
Claims costs	13,795	21,258	-	-	-	35,053
Camp operations	3,719,110	339,162	3,474,754	3,623,699	71,867	11,228,592
Development and site preparation	12,087,605	1,182,781	24,263,050	1,297,007	-	38,830,443
Engineering studies	4,003,996	39,779	1,521,837	828,798	197,014	6,591,424
Prospecting and geology	3,247,044	-	7,982,052	2,861,688	174,770	14,265,554
Permitting	27,419	-	725,502	226,203	5,201	984,325

TOTAL	23,098,969	1,582,980	37,967,195	8,837,395	448,852	71,935,391

	For the nine months ended September 30, 2025
	Nussir $	NSG $	Blue Moon $	Springer $	Apex $	Total $
Claims costs	8,996	13,790	34,208	-	-	56,994
Camp operations	2,376,432	297,473	379,085	-	-	3,052,990
Development and site preparation	7,630,602	31,835	49,091	-	-	7,711,528
Engineering studies	1,514,986	68,118	1,068,445	-	-	2,651,549
Prospecting and geology	-	-	484,779	-	-	484,779
Permitting	-	-	357,922	-	-	357,922

TOTAL	11,531,016	411,216	2,373,530	-	-	14,315,762

18

Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

Results of Operations

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025

	$	$	$	$
Employee benefits	1,777,274	570,205	4,271,226	1,304,104
Share-based payments	360,238	585,295	2,010,698	1,318,136
Professional and consulting fees	818,415	990,439	3,950,451	2,067,666
General exploration expenses	22,831,466	9,671,354	71,935,391	14,315,762
Filing and regulatory fees	83,953	15,170	585,496	135,340
General administrative costs	1,209,716	69,935	2,434,197	157,077
Shareholder communication and travel	665,585	185,933	1,372,101	410,768
Depreciation	1,084,945	445,712	1,689,612	955,249
Foreign exchange (gain) loss	(2,439,102)	65,085	(1,346,364)	81,610
Interest expense	52,563	251,097	809,643	251,142
Accretion expense	390,413	-	1,081,605	-
Interest income	(471,363)	(101,938)	(1,367,060)	(361,261)
Other income	(1,008,898)	(2,947,683)	(4,426,821)	(3,048,199)

NET LOSS ATTRIBUTABLE TO:
Blue Moon Metals Inc. shareholders	25,290,535	9,271,255	81,666,681	16,791,721
Non-controlling interest	64,670	529,349	1,333,494	795,673
NET LOSS	25,355,205	9,800,604	83,000,175	17,587,394

Results of operations for the three months ended September 30, 2026

Blue Moon incurred a net loss attributable to shareholders of $25,290,535 ($0.24 per common share) for the three months ended September 30, 2026, compared to a net loss of $9,271,255 ($0.18 per common share) for the same period in 2025. The increase in net loss primarily reflects the advancement of development and exploration activities at its five projects in 2026 whereas in the same period, the Company was focused mainly on Nussir and Blue Moon. The key factors contributing to the changes in the comparative figures are discussed below.

Employee benefits increased by $1,207,069 during the three months ended September 30, 2026, compared to the same period in 2025. The increase reflects overall growth in the Company’s headcount in order to support the ramp-up of development and exploration activities across all projects, inclusive of the addition of Springer and Apex properties in 2026. Share-based compensation decreased by $225,057 during the three months ended September 30, 2026 compared to the same period in 2025, primarily reflecting the timing, valuation and vesting of equity incentive grants recognized in each respective period.

Professional and consulting fees decreased by $172,024 during the three months ended September 30, 2026, compared to the same period in 2025. Professional fees in both periods primarily related to legal, technical, environmental, accounting and permitting support activities. The comparative period included elevated advisory costs associated with permitting, financing and acquisition related activities in the period.

19

Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

General exploration expenses increased by $13,160,112 during the three months ended September 30, 2026, compared to the same period in 2025. Exploration expenditures during the quarter reflected continued drilling, geological programs, engineering studies, permitting activities, site preparation and project advancement work across the Company's portfolio. Expenditures were primarily attributable to activities at the various projects. The increase compared to the prior year also reflects the addition of the Springer and Apex projects, which were not part of the Company's portfolio during the comparative period. During the second quarter of 2026, the Company made a final investment decision to proceed with development of the Nussir Project. As a result, expenditures that meet the criteria for capitalization under the Company's accounting policies are recorded within property, plant and equipment rather than recognized as exploration expense. Accordingly, exploration expenditures incurred during the quarter do not fully reflect the total level of activity underway at Nussir.

Filing and regulatory fees increased by $68,783 during the three months ended September 30, 2026, compared to the same period in 2025. The increase was primarily attributable to higher stock exchange fees, increased regulatory compliance costs and expenses associated with the Company's Nasdaq listing completed in January 2026.

General administrative costs increased by $1,139,781 during the three months ended September 30, 2026, compared to the same period in 2025. The increase reflects the expansion of the Company's corporate infrastructure, including information technology, insurance, office and administrative functions required to support a larger project portfolio and organizational growth.

Shareholder communication and travel increased by $479,653 during the three months ended September 30, 2026, compared to the same period in 2025, reflecting increased investor relations activities, corporate marketing initiatives, industry conferences, and project-related travel associated with the Company's growth and financing activities.

Depreciation increased by $639,233 during the three months ended September 30, 2026, primarily reflecting depreciation associated with assets acquired through the REAS acquisition, right-of-use assets, camp facilities and other operational and development infrastructure supporting the Company's projects.

Interest income increased by $369,425 during the three months ended September 30, 2026, compared to the same period in 2025, primarily due to higher average cash balances resulting from the Company's equity financings completed during 2025 and 2026. Interest and accretion expense increased by $191,879 during the same period as a result of the Bridge Loan facility and the associated accretion of financing costs.

Other income decreased by $1,938,785 during the three months ended September 30, 2026, compared to the same period in 2025. Other income in the current period included aggregate sales, land rental activities and gains on disposal of certain marketable securities. The comparative period included higher levels of income generated from non-core activities.

Results of operations for the nine months ended September 30, 2026

Blue Moon incurred a net loss attributable to shareholders of $81,666,681 ($0.86 per common share) for the nine months ended September 30, 2026, compared to a net loss of $16,791,721 ($0.40 per common share) for the same period in 2025. The increase in net loss primarily reflects the continued advancement of the Company's portfolio of development and exploration at its five projects in 2026 together with increased corporate, technical, financing and permitting activities required to support project advancement, whereas in the same period, the Company was focused mainly on Nussir and Blue Moon. The key factors contributing to the changes in the comparative figures are discussed below.

Employee benefits increased by $2,967,122 during the nine months ended September 30, 2026, compared to the same period in 2025. The increase reflects the expansion of the Company's technical and corporate teams required to support the development of its growing portfolio of projects, particularly in the US. During the comparative period, the Company expanded its workforce on the Norwegian assets. Share-based compensation increased by $692,562 during the nine months ended September 30, 2026 compared to the same period in 2025, primarily reflecting additional equity incentive grants issued during the year and the corresponding vesting expense recognized over the period.

Professional and consulting fees increased by $1,882,785 during the nine months ended September 30, 2026, compared to the same period in 2025. The increase reflects higher legal, and advisory costs associated with the Company's expanded project portfolio, financing initiatives, permitting activities, due diligence work and the acquisitions of the Springer and Apex projects. During the comparative period, costs were lower as the Company had only recently completed the acquisition of its Norwegian assets and had not yet commenced many of the financing, acquisition and development initiatives undertaken in 2026.

20

Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

General exploration expenses increased by $57,619,629 during the nine months ended September 30, 2026, compared to the same period in 2025. Exploration expenditures totalled $71.9 million and were primarily attributable to the Blue Moon Project ($38.0 million), Nussir Project ($23.1 million), Springer Project ($8.8 million), NSG Project ($1.6 million) and Apex Project ($0.4 million). Activities included engineering studies, drilling programs, geological work, permitting activities, site preparation, camp operations and advancement of technical studies across the Company's portfolio. The largest expenditure categories were development and site preparation costs of $38.8 million, prospecting and geology costs of $14.3 million, and personnel and camp-related costs of $11.2 million. The increase compared to the prior year primarily reflects the expenditures on the Nussir Project as the Company was completing its feasibility study report which was published in April 2026, continued advancement and technical studies across the Company's projects, and increased activity at the Springer and Apex projects during 2026. During the second quarter of 2026, the Company made a final investment decision to proceed with development of the Nussir Project. As a result, qualifying development expenditures incurred subsequent to that decision are capitalized within property, plant and equipment rather than recognized as exploration expense. Accordingly, the exploration expense recognized during the period does not fully reflect the total level of development activity underway at Nussir.

Filing and regulatory fees increased by $450,156 during the nine months ended September 30, 2026, compared to the same period in 2025. The increase reflects higher stock exchange fees associated with the Company's larger market capitalization, increased regulatory compliance requirements and costs associated with the Company's Nasdaq listing completed in January 2026.

General administrative costs increased by $2,277,120 during the nine months ended September 30, 2026, compared to the same period in 2025. The increase reflects the continued growth of the Company's corporate infrastructure, including information technology systems, insurance, professional memberships, office administration, governance and other support functions required to manage a substantially larger and more geographically diversified organization.

Shareholder communication and travel increased by $961,333 during the nine months ended September 30, 2026, compared to the same period in 2025. The increase reflects expanded investor relations activities, marketing initiatives, participation in industry conferences, and project-related travel as the Company continued to advance multiple projects and financing initiatives.

Depreciation increased by $734,363 during the nine months ended September 30, 2026, primarily reflecting depreciation associated with assets acquired through the REAS acquisition, right-of-use assets, camp facilities, vehicles and other fixed assets supporting activities at the Nussir and Blue Moon projects.

The Company recorded a foreign exchange gain of $1,346,364 during the nine months ended September 30, 2026, compared to a foreign exchange loss of $81,610 during the same period in 2025. The gain primarily reflects the revaluation of U.S. dollar-denominated cash balances, restricted cash and debt, including the Bridge Loan, together with fluctuations in exchange rates between the Canadian dollar, U.S. dollar and Norwegian krone.

Interest income increased by $1,005,799 during the nine months ended September 30, 2026, compared to the same period in 2025, primarily due to higher average cash balances resulting from the Company's equity financings completed during 2025 and 2026. Interest and accretion expense increased by $1,640,106 during the same period, primarily as a result of the Bridge Loan facility, associated financing costs and accretion recognized on financial liabilities.

Other income increased by $1,378,622 during the nine months ended September 30, 2026, compared to the same period in 2025, reflecting gains realized on the disposal of marketable securities together with aggregate sales and land rental activities within the Nussir industrial area.

21

Liquidity and Capital Resources

For the nine months ended September 30,	2026	2025
	$	$
Cash provided by (used in)
Operating activities	(65,642,827)	(15,570,529)
Investing activities	(84,748,418)	(15,624,041)
Financing activities	151,201,778	29,498,873
Effects of foreign exchange on cash balances	105,872	(243,942)

CHANGE IN CASH AND CASH EQUIVALENTS	916,405	(1,939,639)

Cash and cash equivalents – beginning	92,811,289	30,008,106

CASH AND CASH EQUIVALENTS– ENDING	93,727,694	28,068,467

Blue Moon had $93,727,694 in cash, cash equivalents as at September 30, 2026 (December 31, 2025: $92,811,289). As at September 30, 2026, the Company had working capital of $40,592,600 (December 31, 2025: $86,878,218).

A summary of the significant financings and other activities during the nine months ended September 30, 2026 is provided in the unaudited interim consolidated financial statements for the nine months ended September 30, 2026 and 2025.

Operating activities

During the nine months ended September 30, 2026, the Company used $65.6 million in operating activities compared to $15.6 million during the same period in 2025. The increase primarily reflects the continued advancement of the Company's project portfolio, including higher exploration and development expenditures, increased employee and corporate costs associated with a larger organization. The principal components of operating cash flows are discussed in the Results of Operations section above.

Investing activities

During the nine months ended September 30, 2026, the Company used $84.7 million in investing activities compared to $15.6 million during the same period in 2025. Investing expenditures during 2026 primarily related to the acquisition of the Springer Project, the acquisition of additional mineral properties including Apex, and expenditures on property, plant and equipment. Capital expenditures increased significantly following the Company's final investment decision at Nussir and the commencement of development activities, resulting in substantial additions to assets under construction, infrastructure and other project-related capital assets.

Financing activities

During the nine months ended September 30, 2026, the Company generated net cash of $151.2 million from financing activities, compared to $29.5 million during the same period in 2025.

The primary source of financing during the period was the issuance of common shares, which generated net proceeds of approximately $153.3 million. These financings included the May 2026 bought deal public offering and concurrent private placement, which collectively raised approximately $148.4 million in net proceeds. In addition, the Company received proceeds from stock option exercises during the period.

During the nine months ended September 30, 2026, the Company paid approximately $2.3 million of interest associated with its Bridge Loan facility. The Company utilized the Bridge Loan as part of its broader project financing strategy to support development activities at Nussir while advancing the remaining components of the project financing package.

Equity placements

As of September 30, 2026, the Company had completed five equity financings within the previous 12-month period, raising aggregate gross proceeds of approximately $248.9 million and net proceeds of approximately $235.1 million. These financings substantially strengthened the Company's balance sheet and provided funding for project acquisitions, development activities, engineering, exploration programs, permitting initiatives and general corporate purposes.

22

Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

The table below summarizes the Company's principal equity financings, the net proceeds raised, the intended use of proceeds, the actual use of proceeds through September 30, 2026 and the remaining amount available for deployment.

Offering	Net Proceeds	Expected Use of Proceeds	Actual Use of Proceeds	Remaining / Reconciliation
October 1, 2025 (Bought deal public offering of 26,220,000 Common Shares)	$81.2M	General corporate, exploration and the advancement of the Company’s mineral properties	$74.5M	$6.7M
May 6, 2026 (Bought deal public offering of 10,625,000 Common Shares)	$101.2M	General corporate and advancement of Nussir and Blue Moon	$55.5M	$45.7M
May 6, 2026 (Bought deal private placement of 5,000,000 Common Shares)	$47.2M	General corporate and advancement of all projects	$25.3M	$21.9M

LIQUIDITY OUTLOOK

During 2026, the Company continued to strengthen its liquidity position through a combination of equity financing and project financing initiatives. The Company raised more than $160 million in gross equity proceeds during the year, including strategic investments from existing financing partners, enabling the continued advancement of its projects. These funds supported engineering, underground development, drilling, permitting, project evaluation activities, procurement of long-lead items and general project advancement initiatives.

In addition to its equity financings, the Company maintains a project financing arrangement with Hartree and Oaktree. In August 2025, the Company executed a project financing package of up to US$140 million consisting of:

  a US$25 million Bridge Loan, of which the initial US$12.5 million tranche was drawn in September 2025;
  up to US$20 million in equity investments, of which US$5 million was completed in September 2025; and
  project financing comprising a US$50 million senior secured term loan and a US$70 million redeemable precious metals stream.

The Bridge Loan and initial equity investment provided capital to support engineering, underground development, procurement activities and other early works required to advance the Nussir Project. Availability of the remaining financing remains subject to customary due diligence, approvals and other closing conditions. Provisions for termination subject to a break fee of 2% of the project financing package.

The Bridge Loan is secured by the Blue Moon group and project assets. Blue Moon Metals Inc. provides a parent guarantee alongside guarantees from Keystone Mines Inc., Blue Moon Norway AS and Repparfjord Eiendom AS. Security includes a first-ranking charge over the Nussir Project and related assets, together with security over the Blue Moon Project and associated share pledges.

The Company intends to repay the Bridge Loan in full prior to the closing of the ACG Transaction. The repayment is expected to include the outstanding principal of approximately US$12.6 million, accrued interest, and a US$2.8 million breakage fee.

On September 14, 2026, the Company announced a strategic financing package associated with the Springer Project, including a strategic equity investment and tungsten concentrate prepayment arrangement. Together with existing cash balances and the previously announced project financing arrangements, management believes the Company remains well positioned to advance its development and exploration activities across its project portfolio.

To date, the Company's primary source of funding has been the issuance of common shares. As the Company's shares are publicly traded, access to capital is influenced by commodity prices, foreign exchange movements, investor sentiment and broader capital market conditions. The Company's Nasdaq listing completed in January 2026 expanded access to U.S. capital markets and broadened the Company's investor base. Should additional capital be required during periods of weaker market conditions, financing may result in shareholder dilution or may be available on less favourable terms.

23

Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

In addition to equity financings, the Company may continue to evaluate alternative sources of capital, including project debt, royalty financings, stream financings, strategic investments and monetization of marketable securities, with the objective of minimizing equity dilution while advancing its projects.

Loss and comprehensive loss

During the nine months ended September 30, 2026, the increase in net loss and comprehensive loss compared to the comparative period primarily reflects the continued advancement of the Company's project portfolio.

General exploration expenditures totaled $71.9 million during the nine months ended September 30, 2026 compared to $14.3 million during the comparable period in 2025. The increase reflects activity at the Nussir and NSG projects following the acquisition of the Norwegian assets, increased exploration and technical study activities at the Blue Moon Project, and the addition of the Springer and Apex projects. Exploration expenditures in 2026 included engineering studies, drilling, geological programs, permitting activities, site preparation and development-related work across the Company's portfolio.

During the second quarter of 2026, the Company made a final investment decision to proceed with development of the Nussir Project. As a result, qualifying development expenditures incurred subsequent to that decision are capitalized to property, plant and equipment in accordance with the Company's accounting policies. Consequently, the exploration expenditures recognized in the statement of loss do not reflect all development expenditures incurred at Nussir during the period.

Cash and cash equivalents

Blue Moon raises capital, as required, to fund exploration, development and corporate activities. As a result, cash balances typically decrease during periods where significant expenditures are incurred and no financings are completed. The timing and magnitude of project expenditures, acquisitions and financing transactions have resulted in fluctuations in the Company's cash balances from period to period.

Between December 2024 and September 2026, the Company raised approximately $300 million in gross equity proceeds, significantly strengthening its financial position and supporting the advancement of the Blue Moon, Nussir, NSG, Springer and Apex projects. Together with its project financing initiatives, management believes the Company has sufficient liquidity to continue advancing its key strategic objectives.

Summary of Quarterly Results

The following table sets forth selected unaudited quarterly financial information derived from financial information for each of the eight most recent quarters.

As at and for the quarter ended	September 30, 2026	June 30, 2026	March 31, 2026	December 31, 2025
Loss attributable to Blue Moon shareholders – basic and diluted	$25,290,535	$23,133,326	$33,242,820	$20,412,900
Loss per share attributable to Blue Moon shareholders – basic and diluted	$0.24	$0.23	$0.41	$0.36
Cash and cash equivalents	93,727,694	159,129,572	40,449,601	92,811,289
Total assets	439,984,337	436,676,912	292,890,306	254,098,193

As at and for the quarter ended	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
Loss attributable to Blue Moon shareholders – basic and diluted	$9,271,255	$6,097,407	$1,423,059	$256,300
Loss per share attributable to Blue Moon shareholders – basic and diluted	$0.18	$0.12	$0.06	$0.06
Cash and cash equivalents	28,068,467	13,815,796	20,495,161	3,001,720
Total assets	183,275,390	162,991,490	165,979,266	32,372,944

Historically, the Company's primary source of funding has been the issuance of common shares, with the level of exploration, development and corporate activity generally reflecting the availability of capital and prevailing market conditions. In addition to equity financing, the Company has enhanced its capital structure through project financing initiatives and may continue to evaluate alternative funding sources, including debt facilities, stream financings, royalty arrangements and strategic investments.

24

Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

During the three months ended September 30, 2026, the Company continued to advance engineering, permitting and development activities at the Nussir Project and technical and permitting activities at the Blue Moon Project. The Company also advanced the Springer, Apex and NSG projects following their acquisition earlier in the year and continued evaluating financing alternatives to support the development of its project portfolio.

During the three months ended June 30, 2026, the Company completed a bought deal public offering for gross proceeds of approximately $106.3 million and a concurrent private placement for gross proceeds of $50.0 million. The proceeds provided additional funding to advance the Company’s exploration and development activities across its project portfolio and for general corporate purposes.

During the three months ended March 31, 2026, the Company continued to advance engineering, permitting and development activities across the Nussir, NSG and Blue Moon projects and completed the acquisitions of the Springer Mine and Mill on February 10, 2026 and the Apex Mine property on March 13, 2026, while continuing activities related to project financing initiatives

During the three months ended December 31, 2025, the Company completed a bought deal public offering for gross proceeds of approximately $86.5 million, including a follow-on investment by LNS. The proceeds were intended to support continued advancement of the Blue Moon, Nussir and NSG projects, as well as provide general working capital and corporate funding.

During the three months ended September 30, 2025, the Company completed the initial draw under the Bridge Loan and a concurrent equity investment from Oaktree. The Company drew US$12.5 million under the Bridge Loan and received gross proceeds of US$5.0 million through a private placement pursuant to the previously announced financing package. These funds were intended to support development activities at the Nussir and Blue Moon projects ahead of the closing of the broader project financing package.

During the three months ended June 30, 2025, the Company received gross proceeds of approximately $1.1 million through a follow-on investment by LNS and advanced development activities at the Nussir Project, including portal development, underground development and site earthworks.

During the first half of 2025, the Company completed the acquisitions of the Nussir and NSG projects in Norway, including the acquisition of REAS, which holds infrastructure and surface rights important to the development of the Nussir Project. During the same period, the Company completed and filed an updated Preliminary Economic Assessment and Mineral Resource Estimate for the Blue Moon Project, filed a maiden NI 43-101 technical report for the Nussir Project and completed a maiden Mineral Resource Estimate for the NSG Project.

During the three months ended December 31, 2024, the Company advanced an updated Preliminary Economic Assessment and Mineral Resource Estimate for the Blue Moon Project, completed a financing to support the Nussir and NSG acquisitions and continued its transition toward a development-focused strategy. The Company also completed the divestiture of the Yava Project and recognized a gain on disposition.

During the three months ended September 30, 2024, the Company completed a private placement for gross proceeds of approximately $0.9 million. Activities during earlier periods primarily consisted of permitting, environmental baseline work and technical studies at the Blue Moon Project.

Related Party Transaction

Management compensation

The Company’s related parties include its directors and officers, who are the key management of the Company.  The remuneration of directors and officers during the periods presented was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Wages and salaries	909,166	521,283	2,684,096	1,188,331
Consulting fees	99,366	374,813	628,763	826,511
Share-based payments	246,439	536,734	1,720,046	1,209,602

Management Compensation	1,254,971	1,432,830	5,032,905	3,224,444

As at September 30, 2026, there were no amounts owing to related parties (September 30, 2025 - $nil).

25

Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

Outstanding Share Data

The table below summarizes the Company’s common shares and securities convertible into common shares as at the date of this MD&A.

As at November 12, 2026
Common Shares	104,980,832
Stock Options	694,667
Deferred Share Units	394,782
Restricted Share Units	1,454,995
Warrants	3,500,000

Contractual obligations AND CONTINGENCIES

As at September 30, 2026, the Company had total project contractual obligations and capital commitments of $96.5 million on an undiscounted basis, comprising of the following:

  Capital commitments of $68.7 million, primarily related to ongoing development activities at the Nussir, Springer and Blue Moon Projects
  Lease obligations of $8.3 million, primarily related to the REAS industrial land, office and vehicles leases; and
  Debt obligations of $19.5 million related to the Company’s Bridge Loan facility.

These commitments are expected to be settled in the normal course of operations and will be funded through existing cash balances, as well as future financing activities.

In addition to the contractual commitments outlined above, some of the Company’s mineral properties are subject to royalties, including NSR royalties.

Blue Moon Project

The Blue Moon Project is subject to:

  a 0.5% NSR royalty payable to Boliden AB on certain patented claims (Tracts 1-3), with total payments capped at $500,000; and
  a 3.0% NSR royalty on specific claims payable to the James W. Gann, Jr. Trust, with total payments capped at $200,000.

These royalties are payable upon the commencement of production from the applicable claims.

Nussir & Sulitjelma Projects

The Nussir Project is subject to a net smelter return (“NSR”) royalty of 0.75% payable to Finnmarkseiendommen, the state landowner in Finnmark, Norway. This comprises a statutory royalty and an additional 0.25% regional royalty applicable to projects in Finnmark. A similar statutory 0.50% NSR royalty applies to the Sulitjelma property.

Springer Property

The Springer Property includes the Springer mine and mill, as well as the WO Claims. The Springer mine was acquired subject to a 2.0% net smelter return ("NSR") royalty payable to the vendor on production from the property. Subsequent to September 30, 2026, the Company exercised its contractual right to acquire 1.0% of the NSR and reduced the royalty burden on the Springer mine to 1.0%. The Company also acquired a right of first refusal in respect of the remaining 1.0% NSR. The WO Claims are subject to a sliding-scale gross revenue royalty ("GRR") ranging from 3% to 5% on production from the concessions with an option to repurchase down to 1.5%.

26

Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

Apex Mine

The Apex mine and related mineral properties acquired by the Company, including the Apex property claims and additional Gage licenses, are subject to certain royalty arrangements. The Apex property claims are subject to (i) a 0.5% NSR royalty granted to Teck Resources Limited as part of the acquisition and (ii) an existing capped 3.0% NSR royalty on certain claims. The Gage licenses are subject to (i) a 2.0% NSR royalty on mineral production on claims not subject to SITLA leases, with an option for the Company to repurchase 1.0% of such royalty for a cash payment of US$2.0 million prior to commercial production, and (ii) a 4.0% royalty in respect of mineral production from claims subject to SITLA leases, and where the minerals are fissionable, the royalty increases to 8.0%.

Contingencies

As at September 30, 2026, the Company is not aware of any material environmental liabilities associated with its mining projects, including Blue Moon and Nussir, other than as described below.

The Company has recognized a provision related to reclamation obligations associated with aggregate extraction activities undertaken by a third party at the REAS industrial site. The provision reflects the Company’s obligation in connection with these activities and is measured based on extraction actvitiy during the year. A corresponding restricted cash balance has been established in connection with these obligations.

Management is not aware of any other material environmental or contingent liabilities that could have a significant impact on the finacial position or performance of the Company.

Financial Instrument Risk

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Company has exposure to liquidity and credit risks from the use of financial instruments.  Financial instruments consist of cash, restricted cash, receivables, due to related parties, accounts payable and accrued liabilities, which approximate fair value due to the short-term nature of the instruments.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. Refer to the Liquidity and Capital Resources section of this MD&A for additional information regarding the Company's liquidity position.

Credit risk

The Company is exposed to credit risk on its bank accounts, restricted cash and receivables. To reduce credit risk, substantially all cash is on deposit at Canadian chartered banks or equivalent banks in Norway and the United States. Restricted cash consists of deposits held by the BLM in California, and FEFO, the land management authority in Norway. Receivables mainly consist of value-added tax receivables and other amounts due from government agencies. Accordingly, the Company considers its exposure to credit risk to be minimal.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances which are not subject to significant risks in fluctuating interest rates. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions or equivalent instruments. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. An increase to interest rates by 1% would have an insignificant effect on the Company’s operations.

At September 30, 2026 the Company held interest-bearing cash, cash equivalents and restricted cash of $99,455,426 (December 31, 2025: $92,963,414). A 1% increase or decrease in interest rates, with all other variables held constant, would decrease or increase the Company’s net loss by approximately $994,554 (2025: $929,634). This is based on the Company’s interest-bearing balances at the reporting date. Restricted cash balances that do not earn interest have been excluded from this analysis.

27

Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

The Company is also exposed to interest rate risk through its variable-rate bridge loan. The bridge loan bears interest at a rate equal to the greater of Adjusted Term SOFR plus 8.0% and 11.0% per annum. At September 30, 2026, the carrying amount of the bridge loan was $16,115,780 (December 31, 2025: $15,066,071). A 1% increase or decrease in the applicable interest rate, with all other variables held constant, would increase or decrease annualized interest expense and net loss by approximately $161,158 (December 31, 2025: $150,661).

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, restricted cash, receivables, accounts payable and accrued liabilities, and capital expenditures that are denominated in US dollars and Norwegian kroner.

The foreign currency translation differences recognized in other comprehensive income primarily relate to the translation of the Company’s foreign operations, including USD and NOK functional subsidiaries. The foreign exchange presented in the Company’s net loss primarily related to the revaluation of foreign currency denominated cash and cash equivalents held during the period, as well as the translation of the US$ denominated short-term bridge loan held in a NOK functional subsidiary.

Sensitivity analysis

The Company operates through subsidiaries in the United States and Norway and is exposed to foreign currency risk arising from fluctuations in exchange rates. The Company’s principal exposure relates to balances denominated in US dollar and Norwegian krone relative to the Canadian dollar.

The following table illustrates the estimated impact on loss and comprehensive loss before income taxes of a 10% change in the CAD exchange rate against the USD and NOK, based on the Company’s monetary financial instruments denominated in foreign currencies as at September 30, 2026.

Currency	Change	Effect on Pre-Tax Loss	Change	Effect on Pre-Tax Loss
USD	+10%	$2,191,175	-10%	$(2,191,175)
NOK	+10%	$392,700	-10%	$(392,700)

Market price risk

i. Equity price risk

The Company is exposed to equity price risk through fluctuations in the market price of its own common shares and its holding of equity securities. Equity price risk is defined as the potential adverse impact on the Company’s earnings, or ability to obtain equity financing, due to movements in individual equity prices or broader stock market movements.

In addition, the Company holds equity instruments which are held as marketable securities and are subject to equity price risk. The market price or value of these investments can vary from period to period. A 10% fluctuation in the quoted market price of marketable securities would have a minimal impact on the Company’s loss and comprehensive loss.

ii. Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. The Company closely monitors commodity prices across, base metals, precious metals and critical metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

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Blue Moon Metals Inc. Management’s Discussion and Analysis For the nine months ended September 30, 2026

Forward-looking Statements

This Management Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in the Corporation’s operations in future periods. Statements that are not historical fact are forward looking information as that term is defined in NI 51-102 of the Canadian Securities Administrators. Certain forward looking information should also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures. Forward-looking statements and information (referred to herein together as “forward-looking statements”) are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates and results, continued availability of capital and financing, the certainty that the conditions precedent to drawdown of project financing is achieved, and general economic, market or business conditions and as more specifically disclosed throughout this document. Statements related to the Corporation’s plans and expectations related to production, development and expansion plans, the performance of the project, estimation of Mineral Reserves and Mineral Resources; the timing and amount of future production, the estimation of life of mine are all forward looking. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation and its subsidiaries may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. They include, but are not limited to, statements regarding: the Corporation’s plans to advance the projects through additional exploration and technical studies, the timing of these exploration activities, the recommended exploration work programs and the budget thereof, the anticipated results of Technical Reports, the ability of the Corporation to obtain the necessary funding and permits, the ability to satisfy all conditions precedent to drawing down on project financing, the ability to integrate the acquired companies and the maintenance of the social licences necessary to operate in the areas where the projects are located, and the closing of the ACG Transaction.

The Corporation’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Corporation does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from the Corporation's expectations include, but are not limited to, uncertainties involved in fluctuations in commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies in the exploration and development of properties and the issuance of required permits; anti-mining sentiments in the community and jurisdictions where the projects are located as well as objections of indigenous or other tribal communities; the possibility that the conditions precedent to the closing and drawdown of the recently announced financing will not be met; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; and uncertainty as to timely availability of permits and other governmental approvals.

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